news release

Mandarin Oriental International Limited

Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

MANDARIN ORIENTAL
THE HOTEL GROUP

To: Business Editor

3rd August 2004
For immediate release

The following announcement was today issued to the London Stock Exchange.

MANDARIN ORIENTAL INTERNATIONAL LIMITED
INTERIM REPORT 2004

Highlights

- Recovery in occupancy levels
- Results affected by start-up costs in Washington D.C.
- Management contract for Paris hotel

"The recovery seen during the first half has been encouraging and continuing growth in travel should help the traditionally stronger second half of the year. The Group's results will also benefit when its new hotels begin to contribute, although the effect will be partially offset by higher financing costs and the time taken for these hotels to establish their market position."

Simon Keswick, *Chairman*
3rd August 2004

Results

	(unaudited) Six months ended 30th June		
	2004 US\$m	2003 US\$m	Change %
Combined total revenue of hotels under management	**304.1**	243.2	+25
Earnings before interest, tax, depreciation and amortization	**42.0**	19.8	+112
Profit/(loss) attributable to shareholders	**5.6**	(10.7)	N/A
Funds from operations (1)	**11.3**	(6.3)	N/A
	US¢	US¢	%
Earnings/(loss) per share	**0.66**	(1.26)	N/A
Funds from operations per share (1)	**1.33**	(0.74)	N/A
	US\$	US\$	%
Net asset value per share	**0.71**	0.66	+8
Net asset value per share with leasehold properties at valuation (2)	**1.16**	1.10	+5

(1) Funds from operations ('FFO') have been presented to provide additional information to investors to facilitate comparison with other hotel companies, including those in Hong Kong with substantial real estate interests. FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

(2) The net asset value per share with leasehold properties at valuation has been presented after adjusting for the market value of the Group's leasehold interests. International Financial Reporting Standards ('IFRS') do not permit leasehold interests of owner-occupied properties to be carried at valuation. The Group considers that the IFRS treatment does not reflect the economic substance of its underlying property investments. Nor does this treatment reflect generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Therefore the Group has presented the net asset value per share taking into account the fair market value of leasehold interests as supplementary financial information in addition to the net asset value per share in accordance with IFRS.

MANDARIN ORIENTAL INTERNATIONAL LIMITED
INTERIM REPORT 2004

OVERVIEW

A rebound in international travel in both the corporate and leisure markets helped to increase occupancy levels, although room rates have lagged in some properties. Most of the Group's hotels maintained or enhanced their competitive position. This improvement, coupled with the addition of Mandarin Oriental's new properties in New York and Washington D.C., makes the first half of 2004 a significant milestone for the Group.

PERFORMANCE

Earnings before interest, tax, depreciation and amortization for the first six months of 2004 was US$42.0 million, compared with US$19.8 million in 2003 which had been severely affected by the outbreak of SARS in Asia. The first half results include US$7.3 million of pre-opening costs and initial operating losses related to the Group's newly-opened hotel in Washington D.C.

The Group continued to benefit from the low interest rate environment that has mitigated the impact of the higher borrowings required to fund the Group's development programme. Profit attributable to shareholders was US$5.6 million, compared with a loss of US$10.7 million in the first half of 2003, as restated in accordance with the revised accounting policies relating to hotel building depreciation. Earnings per share were US¢0.66 in 2004, compared with a loss of US¢1.26 per share in 2003. Funds from operations, being profit attributable to shareholders, excluding depreciation on hotel buildings, were US$11.3 million in the first half of 2004, compared with a loss of US$6.3 million in the comparable period last year. No interim dividend has been declared.

GROUP REVIEW

Improved occupancy in most destinations led to higher revenues from the Group's subsidiary hotels. Operating profit recovered in Hong Kong where both Mandarin Oriental and The Excelsior achieved strong occupancy levels, at 80% and 88%, respectively. Occupancies also improved in the Group's hotels in Manila and Jakarta. London continued to perform well, but Geneva was again affected by city-wide lacklustre corporate demand. In The Americas, operating profits were adversely affected by start-up costs at the new hotel in

Washington D.C. The Mark in New York, however, showed some improvement in occupancy as the corporate market recovered.

At the Group's associate and joint venture hotels, operating profits increased with strong growth in Macau, Singapore, Bangkok and Kuala Lumpur. In The Americas, the performance of the Group's hotels in Hawaii and Miami continued to improve due to growth from the leisure market. Mandarin Oriental, New York is establishing itself as the leading hotel in the city and is beginning to perform in line with expectations.

DEVELOPMENTS

The Group's latest hotel, Mandarin Oriental, Washington D.C., which is 80% owned, was well received when it opened in late March. The construction of Mandarin Oriental, Tokyo, which will be operated under a long-term lease, remains on track to open in early 2006. Satisfactory progress is also being made on new hotel developments at The Landmark in Hong Kong and in Boston, while the Group's 50%-owned Singapore hotel will suspend operations for approximately three months in the latter part of the year for a major renovation.

Over the past six months, the Group's development strategy has gathered momentum with the announcement of two luxury resorts under construction in northern Thailand and Mexico, which the Group will manage. More recently, agreement has been reached to manage the Hôtel Royal Monceau in Paris, which will undergo a significant renovation and thereafter re-open as the Royal Monceau Mandarin Oriental, Paris.

Mandarin Oriental now has 7,700 rooms under operation or planned as it continues to develop one of the world's leading brands.

OUTLOOK

In conclusion, the Chairman, Simon Keswick said, "The recovery seen during the first half has been encouraging and continuing growth in travel should help the traditionally stronger second half of the year. The Group's results will also benefit when its new hotels begin to contribute, although the effect will be partially offset by higher financing costs and the time taken for these hotels to establish their market position."

Mandarin Oriental International Limited
Consolidated Profit and Loss Account

	2004	(unaudited) Six months ended 30th June 2003	Year ended 31st December 2003
	US$m	US$m	US$m
Revenue *(note 2)*	**151.2**	90.6	218.1
Cost of sales	**(97.4)**	(67.2)	(147.5)
Gross profit	**53.8**	23.4	70.6
Selling and distribution costs	**(10.6)**	(7.5)	(16.2)
Administration expenses	**(25.3)**	(17.6)	(41.2)
Other operating income *(note 3)*	**-**	2.5	16.0
Operating profit *(note 3)*	**17.9**	0.8	29.2
Net financing charges	**(12.7)**	(12.3)	(23.8)
Share of results of associates and joint ventures *(note 4)*	**1.0**	-	(0.8)
Profit/(loss) before tax	**6.2**	(11.5)	4.6
Tax *(note 5)*	**(2.9)**	0.4	(2.8)
Profit/(loss) after tax	**3.3**	(11.1)	1.8
Profit/(loss) attributable to shareholders	**5.6**	(10.7)	2.9
Loss attributable to minority interests	**(2.3)**	(0.4)	(1.1)
	3.3	(11.1)	1.8
	US¢	US¢	US¢
Earnings/(loss) per share *(note 6)*			
- basic and diluted	**0.66**	(1.26)	0.34

Mandarin Oriental International Limited
Consolidated Balance Sheet

	2004 US$m	(unaudited) At 30th June 2003 US$m	At 31st December 2003 US$m
Net assets			
Goodwill	**20.7**	21.4	18.0
Tangible assets *(note 7)*	**694.8**	547.3	687.1
Leasehold land payments	**192.1**	187.4	193.4
Associates and joint ventures	**229.2**	263.2	240.2
Other investments	**5.0**	27.7	18.2
Pension assets	**13.1**	13.6	13.3
Deferred tax assets	**7.4**	5.0	6.4
Non-current assets	**1,162.3**	1,065.6	1,176.6
Stocks	**2.7**	2.3	2.1
Debtors and prepayments	**51.3**	32.9	44.9
Cash at bank	**59.4**	61.2	66.1
Current assets	**113.4**	96.4	113.1
Creditors and accruals	**(57.2)**	(46.7)	(63.2)
Borrowings *(note 8)*	**(7.1)**	(4.9)	(7.3)
Current tax liabilities	**(9.0)**	(4.8)	(6.8)
Current liabilities	**(73.3)**	(56.4)	(77.3)
Net current assets	**40.1**	40.0	35.8
Long-term borrowings *(note 8)*	**(572.9)**	(515.7)	(584.9)
Deferred tax liabilities	**(9.5)**	(9.4)	(9.4)
Pension liabilities	**(1.2)**	(0.8)	(1.2)
Other non-current liabilities	**(0.6)**	(5.8)	(4.1)
	618.2	573.9	612.8
Total equity			
Share capital	**42.6**	42.6	42.6
Share premium	**89.0**	88.8	88.9
Revenue and other reserves	**475.6**	433.0	468.2
Shareholders' funds	**607.2**	564.4	599.7
Minority interests	**11.0**	9.5	13.1
	618.2	573.9	612.8

Mandarin Oriental International Limited
Consolidated Statement of Changes in Equity

		(unaudited) Six months ended 30th June	Year ended 31st December
	2004	2003	2003
	US$m	US$m	US$m
At beginning of period			
- total equity	**612.8**	577.5	577.5
- changes in accounting policies *(note 1)*	**2.7**	-	-
	615.5	577.5	577.5
Attributable to minority interests	**(13.1)**	(9.6)	(9.6)
Shareholders' funds at beginning of period	**602.4**	567.9	567.9
Revaluation of properties			
- net revaluation surplus	-	-	2.0
Net exchange translation differences			
- amounts arising in period	**(3.9)**	7.5	25.3
Fair value gains on financial assets			
- fair value gain	-	0.3	0.1
- transfer to consolidated profit and loss account on disposal	**(1.3)**	-	-
Cash flow hedges			
- fair value gains/(losses)	**2.7**	(0.6)	1.5
- transfer to consolidated profit and loss account	**0.7**	-	-
Share-based payments	**0.1**	0.1	0.2
Net (losses)/gains recognized directly in equity	**(1.7)**	7.3	29.1
Profit/(loss) after tax	**3.3**	(11.1)	1.8
Total recognized profit/(loss)	**1.6**	(3.8)	30.9
Attributable to minority interests	**3.2**	0.3	0.9
	4.8	(3.5)	31.8
Dividends *(note 9)*	-	-	-
Shareholders' funds at end of period	**607.2**	564.4	599.7
Total equity	**618.2**	573.9	612.8
Attributable to minority interests	**(11.0)**	(9.5)	(13.1)
Shareholders' funds	**607.2**	564.4	599.7

Mandarin Oriental International Limited
Consolidated Cash Flow Statement

		(unaudited) Six months ended 30th June	Year ended 31st December
	2004	2003	2003
	US$m	US$m	US$m
Operating activities			
Operating profit	**17.9**	0.8	29.2
Depreciation	**12.7**	10.9	21.6
Amortization of leasehold land payments	**0.3**	0.2	0.4
Amortization of goodwill	**-**	0.6	1.3
Non-cash items	**(1.5)**	0.4	1.2
(Increase)/Decrease in working capital	**(6.6)**	(5.8)	1.6
Provision for guarantee paid	**-**	-	(4.6)
Interest received	**0.2**	0.3	0.7
Interest and other financing charges paid	**(12.4)**	(11.6)	(24.2)
Tax paid	**(1.8)**	(1.7)	(4.3)
	8.8	(5.9)	22.9
Dividends and interest from associates and joint ventures	**4.3**	3.0	5.4
Cash flows from operating activities	**13.1**	(2.9)	28.3
Investing activities			
Purchase of tangible assets	**(27.8)**	(35.4)	(79.1)
Tax increment financing	**-**	3.6	3.6
Purchase of a subsidiary	**-**	-	(22.6)
Investments in and loans to associates and joint ventures	**(0.6)**	(0.6)	(3.7)
Loan to other investments	**-**	-	(1.4)
Increase in other investments	**(0.1)**	-	(0.8)
Purchase of minority interests	**(0.5)**	-	(0.3)
Proceeds on disposal of other investments	**13.2**	-	12.7
Repayment of loan to associates and joint ventures	**6.6**	6.5	6.9
Cash flows from investing activities	**(9.2)**	(25.9)	(84.7)
Financing activities			
Drawdown of borrowings	**24.5**	27.5	78.5
Repayment of borrowings	**(36.6)**	(3.6)	(23.2)
Dividends paid by the Company *(note 9)*	**-**	-	-
Capital contribution from minority interests	**1.6**	-	0.3
Cash flows from financing activities	**(10.5)**	23.9	55.6
Effect of exchange rate changes	**-**	0.2	1.0
Net (decrease)/increase in cash and cash equivalents	**(6.6)**	(4.7)	0.2
Cash and cash equivalents at beginning of period	**66.0**	65.8	65.8
Cash and cash equivalents at end of period	**59.4**	61.1	66.0

Mandarin Oriental International Limited
Notes

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting.

In 2004, the Group early adopted the following International Financial Reporting Standards ('IFRS'):

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets held for Sale and Discountinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

The early adoption of IFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31st December 2003, the provision of share options to employees did not result in a charge in the profit and loss account. Subsequent to that date, the Group charges the cost of share options to the profit and loss account.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortized on a straight line basis over a period of 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortization of goodwill from 1st January 2004. Accumulated amortization as at 31st December 2003 has been eliminated with a corresponding decrease in the cost of goodwill. The carrying amount of negative goodwill as at 31st December 2003 has been derecognized with a corresponding adjustment to the opening balance of equity. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment and when there are indications of impairment.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

1. ACCOUNTING POLICIES AND BASIS OF PREPARATION (Continued)

	Six months ended 30th June	
	2004	2003
	US$m	US$m
The adoption of IFRS 2 resulted in:		
Accumulated effect on 1st January		
Increase in share premium	**0.2**	-
Decrease in revenue and other reserves	**(0.2)**	-
Current period		
Increase in administration expenses	**0.1**	0.1
The adoption of IFRS 3 resulted in:		
Accumulated effect on 1st January		
Increase in revenue and other reserves	**2.7**	-

Other than described above, there have been no other changes to the accounting policies described in the 2003 annual financial statements.

2. REVENUE

	Six months ended 30th June	
	2004	2003
	US$m	US$m
By geographical area:		
Hong Kong & Macau	**66.7**	39.4
Southeast Asia	**13.8**	11.7
Europe	**46.5**	25.4
The Americas	**24.2**	14.1
	151.2	90.6

3. OPERATING PROFIT

	Six months ended 30th June 2004 US$m	2003 US$m
By geographical area:		
Hong Kong & Macau	**14.5**	(0.9)
Southeast Asia	**0.5**	(0.6)
Europe	**5.3**	2.3
The Americas	**(2.4)**	-
	17.9	0.8

	2004 US$m	2003 US$m
The following items have been charged/(credited) in arriving at operating profit:		
Pre-opening expenses	**4.2**	0.6
Insurance claims for losses arising on business interruption caused by the outbreak of SARS	**-**	(2.5)

4. SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

	Operating profit/ (loss) US$m	Net finance charges US$m	Tax US$m	Net profit/ (loss) US$m
Six months ended 30th June 2004				
By geographical area:				
Hong Kong & Macau	**1.1**	**(0.1)**	**0.1**	**1.1**
Southeast Asia	**4.4**	**(1.1)**	**-**	**3.3**
The Americas	**(1.0)**	**(2.4)**	**-**	**(3.4)**
	4.5	**(3.6)**	**0.1**	**1.0**
Six months ended 30th June 2003				
By geographical area:				
Hong Kong & Macau	0.4	(0.1)	0.1	0.4
Southeast Asia	2.3	(1.1)	(0.5)	0.7
Europe	-	(0.1)	(0.1)	(0.2)
The Americas	(0.4)	(0.5)	-	(0.9)
	2.3	(1.8)	(0.5)	-

5. TAX

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates. A United Kingdom tax credit of US$0.7 million has been recognized (2003: Nil).

6. EARNINGS PER SHARE

Basic earnings per share are calculated on profit attributable to shareholders of US$5.6 million (2003: loss of US$10.7 million) and on the weighted average number of 851.5 million (2003: 851.5 million) shares in issue during the period. The weighted average number excludes the Company's shares held by the Trustee under the Company's Senior Executive Share Incentive Schemes.

Diluted earnings per share are calculated on the weighted average number of shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period. The convertible bonds are anti-dilutive and therefore are ignored in calculating diluted earnings per share.

	Ordinary shares in millions	
	2004	2003
Weighted average number of shares in issue	**851.5**	851.5
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**1.7**	-
Weighted average number of shares for diluted earnings per share	**853.2**	851.5

The Directors consider funds from operations ('FFO') to be a supplemental measure of the Group's performance and believe this should be considered along with, but not as an alternative to, profit attributable to shareholders as a measure of the operating performance.

FFO is defined as profit attributable to shareholders excluding depreciation of hotel buildings, net of relevant deferred tax and minority interests.

	Six months ended 30th June			
	2004		2003	
	US$m	**Per share US¢**	US$m	Per share US¢
Profit/(loss) attributable to shareholders	**5.6**	**0.66**	(10.7)	(1.26)
Depreciation of buildings, net of deferred tax and minority interests	**5.7**	**0.67**	4.4	0.52
Funds from operations	**11.3**	**1.33**	(6.3)	(0.74)

7. TANGIBLE ASSETS AND CAPITAL COMMITMENTS

	Six months ended 30th June		Year ended 31st December
	2004	2003	2003
	US$m	US$m	US$m
Opening net book value	**687.1**	512.3	512.3
Translation differences	**(1.4)**	10.9	31.9
Additions	**21.8**	35.0	79.0
Acquisition of subsidiary	**-**	-	85.7
Disposals	**-**	-	(0.2)
Depreciation	**(12.7)**	(10.9)	(21.6)
Closing net book value	**694.8**	547.3	687.1

	At 30th June		At 31st December
	2004	2003	2003
	US$m	US$m	US$m
Capital commitments	**32.9**	83.9	45.4

8. BORROWINGS

	At 30th June		At 31st December
	2004	2003	2003
	US$m	US$m	US$m
Bank loans	**487.5**	437.6	500.1
6.75% convertible bonds	**74.8**	73.4	74.1
Finance lease	**8.0**	7.9	8.0
Other borrowings	**8.0**	-	8.3
Tax increment financing	**1.7**	1.7	1.7
	580.0	520.6	592.2
Current	**7.1**	4.9	7.3
Long-term	**572.9**	515.7	584.9
	580.0	520.6	592.2

9. DIVIDENDS

No interim dividend in respect of 2004 is proposed (2003: Nil). There were no final dividends paid in respect of 2002 and 2003.

- end -

For further information, please contact:

Mandarin Oriental Hotel Group International Limited
John R Witt / Jill Kluge (852) 2895 9167

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This and other Group announcements can be accessed through the Internet at 'www.mandarinoriental.com'.

NOTE TO EDITORS

Mandarin Oriental Hotel Group is an international hotel investment and management group operating 25 deluxe and first class hotels and resorts worldwide including five under development in Hong Kong, Thailand, Mexico, Tokyo and Boston. The Group has equity interests in many of its properties and net assets of approximately US$1 billion at 30th June 2004. Mandarin Oriental now operates, or has under development, some 7,700 rooms in 13 countries with 12 hotels in Asia, nine in The Americas and four in Europe.

The parent company, Mandarin Oriental International Limited, is incorporated in Bermuda, and listed in London, Singapore and Bermuda. Mandarin Oriental Hotel Group International Limited, which operates from Hong Kong, manages the activities of the Group's hotels. Mandarin Oriental is a member of the Jardine Matheson Group.

Mandarin Oriental's aim is to be recognized as one of the top global luxury hotel groups, providing exceptional customer satisfaction in each of its hotels. This will be achieved through a strategy of investing in facilities and people, while maximizing profitability and long-term shareholder value. The Group regularly receives recognition and awards for outstanding service and quality management. The growth strategy of the Group is to progress towards operating 10,000 rooms in major business centres and key leisure destinations around the world.